UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On March 28, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), held the Company’s 2024 annual general meeting (the “Annual Meeting”). As of February 21, 2025, the record date for the Annual Meeting, there were (i) 6,258,000 Class A Ordinary Shares, $0.005 nominal value per share (the “Class A Ordinary Shares”), representing 62,580,000 votes entitled to vote on the proposals presented at the Annual Meeting, and (ii) 12,225,000 Class B Ordinary Shares, $0.005 nominal value per share (the “Class B Ordinary Shares”), representing 12,225,000 votes entitled to vote on the proposals presented at the Annual Meeting, of which 70,258,243 votes, or approximately 93.92%, were present in person or represented by proxy, which constituted a quorum. The proposals are described in greater detail in the Company’s Report on Form 6-K, as filed with the SEC on March 3, 2025 (the “Proxy Statement”), the relevant portions of which are incorporated by reference herein. Set forth below are the final voting results for each of the proposals submitted to a vote of the Company’s shareholders at the Annual Meeting.

1.	To re-elect the seven (7) members of the Company’s board of directors named in the Proxy Statement to serve until the next annual general meeting. The proposal was approved as set forth below:

Name	For	Withheld	Broker Non-Votes
Daniel Joseph McClory	70,243,915	14,328	0
Alberto Libanori	70,247,462	10,781	0
Christopher Paul Gardner	70,256,782	1,461	0
Pietro Bersani	70,255,799	2,444	0
Goran Pandev	70,243,962	14,281	0
Abhi Mathews	70,243,912	14,331	0
Giuseppe Pirola	70,242,965	15,278	0

2.	To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2024. The proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
70,254,519	2,101	1,623	0

3.	To ratify the appointment of Gannon Kirwan Somerville Limited as the Company’s Irish statutory auditor for the fiscal year ending December 31, 2024, and to authorize the Board to fix their renumeration. The proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
70,255,504	1,101	1,638	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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